                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                         WORLDGATE COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                         WORLDGATE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                  Options under WorldGate Communications, Inc.
                              Amended and Restated
                       1996 Stock Option Plan to Purchase
                    Common Stock, Par Value $0.01 Per Share,
                  That Have an Exercise Price of $5.00 or More
                         (Title of Class of Securities)

                                   98156L-30-7
                     (CUSIP Number of Class of Securities--
                            Underlying Common Stock)

                              Randall J. Gort, Esq.
                  Vice President, General Counsel and Secretary
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                           Trevose, Pennsylvania 19053
                                 (215) 354-5100

                                 With a copy to:

                              Walter J. Mostek, Jr.
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200

                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


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                            Calculation of Filing Fee

--------------------------------------------------------------------------
      Transaction valuation*                  Amount of filing fee
--------------------------------------------------------------------------
        $ 26,877,630.00                           $ 5,376
--------------------------------------------------------------------------


* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes that currently outstanding Eligible Options (as defined herein) to purchase 2,008,052 shares of common stock, valued at $13.38, are acquired by WorldGate Communications, Inc. pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.



|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A        Form or Registration No.: N/A
         Filing Party: N/A                  Date Filed: N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Questions and Answers" in the WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum (the "Exchange Offer Memorandum"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The issuer is WorldGate Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 3190 Tremont Avenue, Trevose, Pennsylvania 19053. The Company's phone number is (215) 354-5100. The information set forth in the Exchange Offer Memorandum under
Section 9 ("Information About WorldGate Communications, Inc.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all outstanding options to purchase common stock granted under its Amended and Restated 1996 Stock Option Plan with an exercise price of $5.00 or more (the "Eligible Options") for new options (the "Replacement Options") to be granted under the Amended and Restated 1996 Stock Option Plan, upon the terms and conditions set forth in the Exchange Offer Memorandum. The number of shares of the Company's common stock subject to the Replacement Options will be equal to the number of shares of common stock subject to Eligible Options that are accepted for exchange and cancelled pursuant to this exchange offer. As of June 1, 2001, 2,008,052 shares of the Company's common stock were subject to Eligible Options.

     (c) The information set forth in the Exchange Offer Memorandum under
Section 7 ("Price Range of the Common Stock Underlying the Options") is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above and the information contained on Schedule A to the Exchange Offer Memorandum ("Directors and Executive Officers") is incorporated herein by reference.


ITEM 4. TERMS OF TRANSACTION

     (a) The information set forth in the Exchange Offer Memorandum under "Questions and Answers", the introduction to the Exchange Offer Memorandum,
Section 1 ("Eligible Options and Eligible Individuals"), Section 2 ("Exchange Offer Period; Procedures for Tendering Options"), Section 3 ("Terms of the Exchange"), Section 4 ("How to Accept the Exchange Offer; How to Change Your Mind During the Election Period"), Section 6 ("Conditions to Offer"), Section 8 ("Sources and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Material U.S. Federal Income Tax Consequences") and
Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


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     (b) The information set forth in the Exchange Offer Memorandum under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e) The information set forth in the Exchange Offer Memorandum under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) The information set forth in the Exchange Offer Memorandum under
Section 5 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Exchange Offer Memorandum under
Section 11 ("Status of Options Acquired By Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Exchange Offer Memorandum under
Section 5 ("Purpose of the Offer") is incorporated herein by reference.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Exchange Offer Memorandum under
Section 8 ("Sources and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (b) The information set forth in the Exchange Offer Memorandum under
Section 6 ("Conditions to Offer") is incorporated herein by reference.

     (d) Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information contained on Schedule A to the Exchange Offer Memorandum ("Directors and Executive Officers") and set forth in the Exchange Offer Memorandum under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference. The information set forth under "Item 12: Security Ownership of Certain Beneficial Owners and Management" on pages 42 and 43 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, is incorporated herein by reference.

     (b) The information set forth in the Exchange Offer Memorandum under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.


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ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a)(1) The information set forth on pages F-1 to F-21 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, is incorporated herein by reference.

        (2) The information set forth on pages 3 to 7 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the SEC on May 15, 2001, is incorporated herein by reference.

     (b) Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Exchange Offer Memorandum under
Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

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ITEM 12. EXHIBITS.

EXHIBIT NO.      DESCRIPTION
-----------      -----------

(a)(1) WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum.

   (2)           Form of Option Exchange Election.

   (3)           Form of Change of Election.

   (4)           Letter to WorldGate Communications, Inc. Optionees, dated
                 June 25, 2001.

   (5)           E-mail message to WorldGate Communications, Inc.
                 Optionees, dated June 11, 2001.

   (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

   (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(b)              Not applicable.

(d)(1)           WorldGate Communications, Inc. Amended and Restated
                 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2,
                 2001).

   (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.

(g)              Not applicable

(h)              Not applicable


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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ Randall J. Gort
           ------------------------------------------------------
                                   (Signature)

      Randall J. Gort, Esq., Vice President, General Counsel and Secretary
          ------------------------------------------------------------
                                (Name and title)

                                  June 25, 2001
                     --------------------------------------
                                     (Date)



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                                    EXHIBITS


EXHIBIT NO.       DESCRIPTION
-----------       -----------

 (a) (1) WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum.

     (2)          Form of Option Exchange Election.

     (3)          Form of Change of Election.

     (4)          Letter to WorldGate Communications, Inc. Optionees, dated
                  June 25, 2001.

     (5)          E-mail message to WorldGate Communications, Inc.
                  Optionees, dated June 11, 2001

     (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

     (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

 (d) (1)          WorldGate Communications, Inc. Amended and Restated
                  1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2,
                  2001).

     (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.


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